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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               __________________


                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

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                           A.P. GREEN INDUSTRIES, INC.
                            (NAME OF SUBJECT COMPANY)

                              BGN ACQUISITION CORP.
                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (INCLUDING THE ASSOCIATED RIGHTS)
                         (Title of Class of Securities)

                                    393059100
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             GRAHAM L. ADELMAN, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                          2121 SAN JACINTO, SUITE 2500
                               DALLAS, TEXAS 75201
                                 (214) 953-4500

                                   COPIES TO:

                              JAMES C. MORPHY, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000
           (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)



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         This Amendment No. 3 amends and supplements the information set forth in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by BGN Acquisition Corp. (the "Merger Sub") and Global Industrial Technologies, Inc. ("Purchaser") on March 6, 1998, as amended, with respect to shares of Common Stock, par value $1.00 per share, of A.P. Green Industries, Inc. (the "Company"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D- 1, as amended, including the Offer to Purchase filed as Exhibit (a)(1) thereto.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 is hereby amended and supplemented by adding thereto the following:

         The information set forth in Section 9 of the Offer to Purchase has been revised. The first sentence of the first full paragraph after the "Selected Consolidated Financial Information" table has been deleted and the following sentence has been substituted therefor: "Statements Purchaser may publish, including those in this Offer to Purchase, that are not strictly historical are forward-looking statements."

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

Item 5 is hereby amended and supplemented by adding thereto the following:

         The information set forth in Section 13 of the Offer to Purchase has been revised. Clause (ii) of the first full paragraph of such section has been deleted and the following clause has been substituted therefor: "(ii) on or after March 3, 1998 and prior to the Expiration Date, any of the following events shall occur:"

ITEM 10.  ADDITIONAL INFORMATION.

Item 10 is hereby amended and supplemented by adding thereto the following:

(a)-(c) On March 16, 1998, Purchaser refiled a Notification and Report Form with respect to the acquisition of Shares pursuant to the Offer and the Merger with the FTC. Under the provisions of the HSR Act applicable to the purchase of Shares pursuant to the Offer, such purchases may not be made until the expiration of a 15-calendar day waiting period following the refiling by Purchaser. Accordingly, the waiting period under the HSR Act will expire at 11:59 p.m., New York City time, on March 31, 1998, unless early termination of the waiting period is granted or Purchaser receives a request for additional information or documentary material prior thereto. On March 16, 1998, Purchaser issued a press release announcing the refiling, a copy of which is attached hereto as Exhibit (a)(13).

(e) On March 12, 1998, the Plaintiff served on the defendants with respect to the Amended Complaint a Notice of Service and a Plaintiff's First Request for Production of Documents (collectively, the "First Request"). The First Request requests that the defendants produce certain documents for inspection and copying by the Plaintiff's counsel. The foregoing description of the First Request is qualified in its entirety by reference to the First Request, a copy of which is attached hereto as Exhibit (a)(12) and is incorporated herein by reference.


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ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.


Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(12) First Request in Paul Liebhard v. Mack G. Nichols, James M. Stolze, William F. Morrison, Daniel Toll, Paul Hummer II, P. Jack O'Bryan, A.P. Green Industries, Inc., Global Industrial Technologies, Inc. and BGN Acquisition Corp., served on the defendants on March 12, 1998.

(a)(13)  Press Release, dated March 16, 1998.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 17, 1998



                         GLOBAL INDUSTRIAL TECHNOLOGIES, INC.


                         BY: /S/ GRAHAM L. ADELMAN
                             -----------------------------------
                             Name:  Graham L. Adelman
                             Title: Senior Vice President, General Counsel
                                           and Secretary


                         BGN ACQUISITION CORP.


                         BY: /S/ GRAHAM L. ADELMAN
                             -----------------------------------
                             Name:  Graham L. Adelman
                             Title: Senior Vice President



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